# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braze, Inc., CIK 0001676238
CUSIP: 10576N102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 63 Madison Building, 28 East 28th Street, Floor 12, New York, New York (NY), 10016
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001894090

## Reporting persons
- MCG7 Capital Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); sole voting power 0; shared voting power 8,634,408; sole dispositive power 0; shared dispositive power 8,634,408; aggregate amount beneficially owned 8,634,408 (9.83% of the class)
  Comment: Row 6: MCG7 Capital Inc. ("MCG7") shares voting power with its indirect wholly-owned subsidiaries, Binder Clip Holdings LLC ("Binder") and Appboy BH LLC ("Appboy").
  
  Row 8: MCG7 shares dispositive power with its indirect wholly-owned subsidiaries, Binder and Appboy.
  
  Row 11: This calculation is based on Braze, Inc. (the "Issuer") having 87,822,227 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") outstanding as of December 31, 2024, as reported to MCG7 by the Issuer on January 15, 2025.
  
  Binder, the indirect wholly-owned subsidiary of MCG7, directly held 8,278,960 shares of Class A Common Stock as of December 31, 2024. Appboy, the direct wholly-owned subsidiary of Binder, directly held 355,448 shares of Class A Common Stock as of December 31, 2024.
  
  The 8,278,960 shares of Class A Common Stock directly held by Binder as of December 31, 2024 and the 355,448 shares of Class A Common Stock directly held by Appboy as of December 31, 2024 together represented 9.83% of the issued and outstanding Class A Common Stock as of December 31, 2024.
- Binder Clip Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,634,408; sole dispositive power 0; shared dispositive power 8,634,408; aggregate amount beneficially owned 8,634,408 (9.83% of the class)
  Comment: Row 6: MCG7 Capital Inc. ("MCG7") shares voting power with its indirect wholly-owned subsidiaries, Binder Clip Holdings LLC ("Binder") and Appboy BH LLC ("Appboy").
  
  Row 8: MCG7 shares dispositive power with its indirect wholly-owned subsidiaries, Binder and Appboy.
  
  Row 11: This calculation is based on Braze, Inc. (the "Issuer") having 87,822,227 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") outstanding as of December 31, 2024, as reported to Binder by the Issuer on January 15, 2025.
  
  Binder, the indirect wholly-owned subsidiary of MCG7, directly held 8,278,960 shares of Class A Common Stock as of December 31, 2024. Appboy, the direct wholly-owned subsidiary of Binder, directly held 355,448 shares of Class A Common Stock as of December 31, 2024.
  
  The 8,278,960 shares of Class A Common Stock directly held by Binder as of December 31, 2024 and the 355,448 shares of Class A Common Stock directly held by Appboy as of December 31, 2024 together represented 9.83% of the issued and outstanding Class A Common Stock as of December 31, 2024.
- Appboy BH LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 355,448; sole dispositive power 0; shared dispositive power 355,448; aggregate amount beneficially owned 355,448 (0.4% of the class)
  Comment: Row 6: MCG7 Capital Inc. ("MCG7") shares voting power with its indirect wholly-owned subsidiaries, Binder Clip Holdings LLC ("Binder") and Appboy BH LLC ("Appboy"). Binder shares voting power with its direct wholly-owned subsidiary, Appboy.
  
  Row 8: MCG7 shares dispositive power with its indirect wholly-owned subsidiaries, Binder and Appboy. Binder shares dispositive power with its direct wholly-owned subsidiary, Appboy.
  
  Row 11: This calculation is based on Braze, Inc. (the "Issuer") having 87,822,227 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") outstanding as of December 31, 2024, as reported to Appboy by the Issuer on January 15, 2025.
  
  Appboy, the direct wholly-owned subsidiary of Binder, directly held 355,448 shares of Class A Common Stock as of December 31, 2024.
  
  The 355,448 shares of Class A Common Stock held by Appboy as of December 31, 2024 represented 0.40% of the issued and outstanding Class A Common Stock as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Braze, Inc.
Address of issuer's principal executive offices: 63 Madison Building, 28 East 28th Street, Floor 12, New York, NEW YORK 10016

## Item 2. Person Filing
Name of person filing:
(i) MCG7 Capital Inc. ("MCG7")
(ii) Binder Clip Holdings LLC ("Binder")
(iii) Appboy BH LLC ("Appboy")
Address of principal business office or, if none, residence: The address of the principal business office of MCG7 is c/o Fasken, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Canada. The address of the principal business office of Binder is c/o Paul Hastings LLP, 200 Park Avenue, New York, NY 10166. The address of the principal business office of Appboy is c/o Aprio, 7 Penn Plaza, Suite 210, New York, NY 10001.
Citizenship:
(i) MCG7: British Columbia, Canada
(ii) Binder: Delaware
(iii) Appboy: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,634,408
Percent of class: 9.83
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,634,408
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,634,408

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Binder is the wholly-owned subsidiary of MCG7. Appboy is the wholly-owned subsidiary of Binder. The three Reporting Persons are filing jointly. See attached Exhibit, "AGREEMENT PURSUANT TO RULE 13d-1(k)(1)(iii) CONCERNING JOINT SCHEDULE 13G FILING."

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT 99.1 - AGREEMENT PURSUANT TO RULE 13d-1(k)(1)(iii) CONCERNING JOINT SCHEDULE 13G FILING.

## Signatures
- MCG7 Capital Inc.: /s/ Jacob Horowitz, Director (02/13/2025)
- Binder Clip Holdings LLC: /s/ Jacob Horowitz, Manager (02/13/2025)
- Appboy BH LLC: /s/ Jacob Horowitz, Manager (02/13/2025)